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                                                               EXHIBIT (a)(5)(O)
                                   VERIO INC.

        NOTICE REGARDING TREATMENT OF UNVESTED OPTIONS IN TENDER OFFER
                             UNDER THE VERIO INC.
         1996 STOCK OPTION PLAN, 1997 CALIFORNIA STOCK OPTION PLAN AND
                           1998 STOCK INCENTIVE PLAN
(Applicable to Option Agreements with "single trigger" acceleration of vesting provision, subject to deferral agreement)

1. NTT Communications Corporation ("NTT Communications") has made a tender offer to purchase all outstanding Common Stock of Verio Inc. ("Verio") for cash at a price of $60.00 per share (the "Offer"). This Notice explains the effects of the Offer on the portion of your outstanding options to purchase shares of Common Stock of Verio that previously were granted to you under the terms of Verio's 1996 Stock Option Plan, 1997 California Stock Option Plan and/or 1998 Stock Incentive Plan (as applicable, collectively and individually, the "Plan") and your Option Agreement(s), and that remain unvested immediately prior to the completion of the Offer by NTT Communications (the "Unvested Options"). Unless otherwise defined herein, the terms defined in your Option Agreement(s) and the Plan shall have the same defined meanings in this Notice.

2. Under the original terms of your Option Agreement(s), your Unvested Options automatically would have vested immediately upon completion of the Offer. Under the terms of the Stock Option Deferral Agreement you entered into with Verio at the time the agreement with NTT Communications was signed, however, you have elected to defer vesting of a portion of your Unvested Options in return for certain consideration, as described in your Stock Option Deferral Agreement. Accordingly, a portion of your Unvested Options (the "Retention Options") will not vest, but instead will be canceled in exchange for the right to receive cash in an amount equal to (A) the product of (1) the number of Retention Options and (2) the excess, if any, of the $60.00 per share Offer price over the applicable exercise price per share for the purchase of Common Stock subject to your Retention Options, minus (B) all applicable federal, state and local taxes required to be withheld in respect of such payment (the "Option Consideration"). One-half of the Option Consideration shall be paid to you thirteen (13) months after completion of the Offer, and the other half of the Option Consideration shall be paid to you twenty-five (25) months after completion of the Offer if, in each case, your Continuous Status as an Employee has not yet terminated. If you are terminated by Verio within twenty-five (25) months after completion of the Offer without Cause (as defined in your Stock
     Option Deferral Agreement) or voluntarily by you with Good Reason (as defined in your Stock Option Deferral Agreement), any unpaid Option Consideration shall become immediately payable. The Stock Option Deferral Agreement also provides for the payment of certain bonus payments at the same time as the Option Consideration payments are made.
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3.   Upon completion of the Offer, the Plan will be terminated and you will have no further rights to acquire the Verio Common Stock represented by your Unvested Options.